AbitibiBowater Inc.

111 Duke Street, Suite 5000

Montreal, Quebec

Canada, H3C 2M1

January 11, 2012

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

AbitibiBowater Inc.

Registration Statement on Form S-4 (File No. 333-178518)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, AbitibiBowater Inc., a Delaware corporation (the “Issuer”), hereby requests that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to January 13, 2012 at 9:00 a.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by the Issuer of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements. In connection with the foregoing, the Issuer represents and acknowledges that:

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should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Edwin S. Maynard (212-373-3024) or Scott P. Grader (212-373-3284) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely, AbitibiBowater Inc.

By:	/s/ Jacques P. Vachon
Name: Jacques P. Vachon Title: Senior Vice President and Chief Legal Officer

cc:	Edwin S. Maynard, Esq.

Scott P. Grader, Esq.

      Paul, Weiss, Rifkind, Wharton & Garrison LLP